Exhibit 99.1

Unaudited Attributed Financial Information for Tracking Stock Groups

The following tables present our assets and liabilities as of June 30, 2017 and revenue and expenses for the three and six months ended June 30, 2017 and 2016 and cash flows for the six months ended June 30, 2017 and 2016. The tables further present our assets, liabilities, revenue, expenses and cash flows that are intended to be attributed to the Liberty SiriusXM Group, Liberty Braves Group (“Braves Group”) and the Liberty Formula One Group (formerly the Liberty Media Group) (“Formula One Group”), respectively. The financial information should be read in conjunction with our condensed consolidated financial statements for the six months ended June 30, 2017 included in this Quarterly Report on Form 10-Q. The Recapitalization (as defined herein) was completed on April 15, 2016 and the newly issued shares commenced trading or quotation in the regular way on the Nasdaq Global Select Market or the OTC Markets, as applicable, on Monday, April 18, 2016. Shortly following the completion of the second closing of the acquisition of Formula 1 on January 23, 2017, the Liberty Media Group was renamed the Liberty Formula One Group.  Historical information of the Liberty Media Group and Liberty Media common stock is referred to herein as the Formula One Group and Liberty Formula One common stock, respectively.

The attributed financial information presented herein has been prepared assuming this attribution had been completed as of January 1, 2016. However, this attribution of historical financial information does not purport to be what actual results and balances would have been if such attribution had actually occurred and been in place during these periods. Therefore, the attributed net earnings (losses) presented in the unaudited attributed financial information for the periods prior to the Recapitalization are not the same as the net earnings (losses) reflected in the Liberty Media Corporation condensed consolidated financial statements included in this Quarterly Report on Form 10-Q. The net earnings (losses) attributed to the Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock for purposes of those financial statements only relates to the period after the Recapitalization.

Notwithstanding the following attribution of assets, liabilities, revenue, expenses and cash flows to the Liberty SiriusXM Group, Braves Group and the Formula One Group, our tracking stock capital structure does not affect the ownership or the respective legal title to our assets or responsibility for our liabilities. We and our subsidiaries are each responsible for our respective liabilities. Holders of Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock are holders of our common stock and are subject to risks associated with an investment in our company and all of our businesses, assets and liabilities. The issuance of Liberty SiriusXM common stock, Liberty Braves and Liberty Formula One common stock does not affect the rights of our creditors.

SUMMARY ATTRIBUTED FINANCIAL DATA

Liberty SiriusXM Group

Summary Balance Sheet Data:

	June 30,	December 31,
	2017	2016
	amounts in millions
Cash and cash equivalents	$173	287
Investments in affiliates, accounted for using the equity method	$610	164
Intangible assets not subject to amortization	$23,781	23,695
Intangible assets subject to amortization, net	$987	998
Total assets	$27,643	27,051
Deferred revenue	$1,865	1,833
Long-term debt, including current portion	$6,717	6,107
Deferred tax liabilities	$2,174	1,967
Attributed net assets	$10,203	10,085
Noncontrolling interest	$5,621	5,945

Summary Statement of Operations Data:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	amounts in millions
Revenue	$1,348	1,235	2,642	2,435
Cost of subscriber services (1)	$(514)	(486)	(1,011)	(953)
Other operating expenses (1)	$(27)	(20)	(51)	(39)
Selling, general and administrative expense (1)	$(202)	(180)	(386)	(347)
Operating income (loss)	$392	343	764	679
Interest expense	$(85)	(86)	(169)	(167)
Income tax (expense) benefit	$(110)	(99)	(218)	(201)
Net earnings (loss) attributable to noncontrolling interests	$62	60	127	123
Earnings (loss) attributable to Liberty stockholders	$123	100	247	198

(1)	Includes stock-based compensation expense as follows:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	amounts in millions
Cost of subscriber services	$9	6	18	12
Other operating expenses	3	3	7	6
Selling, general and administrative expense	25	21	46	36
	$37	30	71	54

Braves Group

Summary Balance Sheet Data:

	June 30,	December 31,
	2017	2016
	amounts in millions
Cash and cash equivalents	$128	107
Property and equipment, net	$1,058	930
Investments in affiliates, accounted for using the equity method	$47	61
Intangible assets not subject to amortization	$323	323
Intangible assets subject to amortization, net	$73	73
Total assets	$1,734	1,548
Deferred revenue	$112	44
Long-term debt, including current portion	$502	328
Deferred tax liabilities	$70	48
Attributed net assets	$333	385

Summary Statement of Operations Data:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	amounts in millions
Revenue	$176	131	181	135
Selling, general and administrative expense (1)	$(29)	(19)	(48)	(33)
Operating income (loss)	$(3)	(3)	(36)	(46)
Share of earnings (losses) of affiliates, net	$1	2	4	4
Income tax (expense) benefit	$3	—	9	16
Earnings (loss) attributable to Liberty stockholders	$(2)	25	(51)	—

(1)

Includes stock-based compensation of $6 million and $2 million for the three months ended June 30, 2017 and 2016, respectively, and $8 million and  $4 million for the six months ended June 30, 2017 and 2016, respectively.

Formula One Group

Summary Balance Sheet Data:

	June 30,	December 31,
	2017	2016
	amounts in millions
Cash and cash equivalents	$443	168
Investments in available for sale securities and other cost investments	$569	1,301
Investments in affiliates, accounted for using the equity method	$919	892
Intangible assets not subject to amortization	$3,968	—
Intangible assets subject to amortization, net	$5,313	1
Total assets	$12,254	2,995
Deferred revenue	$315	—
Long-term debt, including current portion	$6,305	1,583
Deferred tax liabilities	$478	39
Attributed net assets	$4,912	1,286

Summary Statement of Operations Data:

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	amounts in millions
Revenue	$616	—	712	—
Cost of Formula 1 revenue	$414	—	482	—
Selling, general and administrative expense (1)	$(57)	(9)	(93)	(29)
Legal settlement	$—	—	—	511
Operating income (loss)	$33	(12)	(47)	476
Interest expense	$(62)	(4)	(118)	(7)
Share of earnings (losses) of affiliates, net	$20	14	10	(7)
Realized and unrealized gains (losses) on financial instruments, net	$(49)	(32)	(61)	(40)
Income tax (expense) benefit	$27	12	53	(159)
Earnings (loss) attributable to Liberty stockholders	$(27)	(43)	(123)	248

(1)

Includes stock-based compensation of $10 million and $2 million for the three months ended June 30, 2017 and 2016, respectively, and $18 million and $10 million for the six months ended June 30, 2017 and 2016, respectively.

BALANCE SHEET INFORMATION

June 30, 2017

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Inter-Group	Consolidated
	Group	Group	Group	Eliminations	Liberty
	amounts in millions
Assets
Current assets:
Cash and cash equivalents	$173	128	443	—	744
Trade and other receivables, net	234	59	70	—	363
Other current assets	219	22	85	—	326
Total current assets	626	209	598	—	1,433
Intergroup interest in the Liberty Braves Group (note 2)	—	—	218	(218)	—
Investments in available-for-sale securities and other cost investments (note 3)	173	8	569	—	750
Investments in affiliates, accounted for using the equity method (note 4)	610	47	919	—	1,576

Property and equipment, at cost	2,141	1,083	169	—	3,393
Accumulated depreciation	(821)	(25)	(76)	—	(922)
	1,320	1,058	93	—	2,471

Intangible assets not subject to amortization
Goodwill	14,250	180	3,968	—	18,398
FCC licenses	8,600	—	—	—	8,600
Other	931	143	—	—	1,074
	23,781	323	3,968	—	28,072
Intangible assets subject to amortization, net	987	73	5,313	—	6,373
Other assets	146	16	576	(29)	709
Total assets	$27,643	1,734	12,254	(247)	41,384

Liabilities and Equity
Current liabilities:
Intergroup payable (receivable) (note 7)	$(9)	(36)	45	—	—
Accounts payable and accrued liabilities	783	87	122	—	992
Current portion of debt (note 5)	5	—	—	—	5
Deferred revenue	1,865	112	315	—	2,292
Other current liabilities	3	—	19	—	22
Total current liabilities	2,647	163	501	—	3,311
Long-term debt (note 5)	6,712	502	6,305	—	13,519
Deferred income tax liabilities	2,174	70	478	(29)	2,693
Redeemable intergroup interest (note 2)	—	218	—	(218)	—
Other liabilities	286	433	58	—	777
Total liabilities	11,819	1,386	7,342	(247)	20,300
Equity / Attributed net assets	10,203	333	4,912	—	15,448
Noncontrolling interests in equity of subsidiaries	5,621	15	—	—	5,636
Total liabilities and equity	$27,643	1,734	12,254	(247)	41,384

STATEMENT OF OPERATIONS INFORMATION

Three months ended June 30, 2017

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$1,111	—	—	1,111
Formula 1 revenue	—	—	616	616
Other revenue	237	176	—	413
Total revenue	1,348	176	616	2,140
Operating costs and expenses, including stock-based compensation (note 6):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	293	—	—	293
Programming and content	96	—	—	96
Customer service and billing	95	—	—	95
Other	30	—	—	30
Cost of Formula 1 revenue	—	—	414	414
Subscriber acquisition costs	126	—	—	126
Other operating expenses	27	126	—	153
Selling, general and administrative	202	29	57	288
Depreciation and amortization	87	24	112	223
	956	179	583	1,718
Operating income (loss)	392	(3)	33	422
Other income (expense):
Interest expense	(85)	(2)	(62)	(149)
Share of earnings (losses) of affiliates, net	(5)	1	20	16
Realized and unrealized gains (losses) on financial instruments, net	—	—	(49)	(49)
Unrealized gains (losses) on intergroup interest (note 2)	—	(3)	3	—
Other, net	(7)	2	1	(4)
	(97)	(2)	(87)	(186)
Earnings (loss) before income taxes	295	(5)	(54)	236
Income tax (expense) benefit	(110)	3	27	(80)
Net earnings (loss)	185	(2)	(27)	156
Less net earnings (loss) attributable to the noncontrolling interests	62	—	—	62
Net earnings (loss) attributable to Liberty stockholders	$123	(2)	(27)	94

STATEMENT OF OPERATIONS INFORMATION

Three months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$1,032	—	—	1,032
Other revenue	203	131	—	334
Total revenue	1,235	131	—	1,366
Operating costs and expenses, including stock-based compensation (note 6):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	264	—	—	264
Programming and content	83	—	—	83
Customer service and billing	94	—	—	94
Other	45	—	—	45
Subscriber acquisition costs	129	—	—	129
Other operating expenses	20	102	—	122
Selling, general and administrative	180	19	9	208
Depreciation and amortization	77	13	3	93
	892	134	12	1,038
Operating income (loss)	343	(3)	(12)	328
Other income (expense):
Interest expense	(86)	—	(4)	(90)
Share of earnings (losses) of affiliates, net	2	2	14	18
Realized and unrealized gains (losses) on financial instruments, net	—	—	(32)	(32)
Unrealized gains (losses) on intergroup interest (note 2)	—	27	(27)	—
Other, net	—	(1)	6	5
	(84)	28	(43)	(99)
Earnings (loss) before income taxes	259	25	(55)	229
Income tax (expense) benefit	(99)	—	12	(87)
Net earnings (loss)	160	25	(43)	142
Less net earnings (loss) attributable to the noncontrolling interests	60	—	—	60
Net earnings (loss) attributable to Liberty stockholders	$100	25	(43)	82

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2017

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$2,189	—	—	2,189
Formula 1 revenue	—	—	712	712
Other revenue	453	181	—	634
Total revenue	2,642	181	712	3,535
Operating costs and expenses, including stock-based compensation (note 6):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	570	—	—	570
Programming and content	192	—	—	192
Customer service and billing	192	—	—	192
Other	57	—	—	57
Cost of Formula 1 revenue	—	—	482	482
Subscriber acquisition costs	253	—	—	253
Other operating expenses	51	143	—	194
Selling, general and administrative	386	48	93	527
Depreciation and amortization	177	26	184	387
	1,878	217	759	2,854
Operating income (loss)	764	(36)	(47)	681
Other income (expense):
Interest expense	(169)	(2)	(118)	(289)
Share of earnings (losses) of affiliates, net	(2)	4	10	12
Realized and unrealized gains (losses) on financial instruments, net	—	—	(61)	(61)
Unrealized gains (losses) on intergroup interest (note 2)	—	(31)	31	—
Other, net	(1)	5	9	13
	(172)	(24)	(129)	(325)
Earnings (loss) before income taxes	592	(60)	(176)	356
Income tax (expense) benefit	(218)	9	53	(156)
Net earnings (loss)	374	(51)	(123)	200
Less net earnings (loss) attributable to the noncontrolling interests	127	—	—	127
Net earnings (loss) attributable to Liberty stockholders	$247	(51)	(123)	73

STATEMENT OF OPERATIONS INFORMATION

Six months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Revenue:
Subscriber revenue	$2,041	—	—	2,041
Other revenue	394	135	—	529
Total revenue	2,435	135	—	2,570
Operating costs and expenses, including stock-based compensation (note 6):
Cost of subscriber services (exclusive of depreciation shown separately below):
Revenue share and royalties	516	—	—	516
Programming and content	168	—	—	168
Customer service and billing	191	—	—	191
Other	78	—	—	78
Subscriber acquisition costs	261	—	—	261
Other operating expenses	39	130	—	169
Selling, general and administrative	347	33	29	409
Legal settlement, net	—	—	(511)	(511)
Depreciation and amortization	156	18	6	180
	1,756	181	(476)	1,461
Operating income (loss)	679	(46)	476	1,109
Other income (expense):
Interest expense	(167)	—	(7)	(174)
Share of earnings (losses) of affiliates, net	9	4	(7)	6
Realized and unrealized gains (losses) on financial instruments, net	—	—	(40)	(40)
Unrealized gains (losses) on intergroup interest (note 2)	—	27	(27)	—
Other, net	1	(1)	12	12
	(157)	30	(69)	(196)
Earnings (loss) before income taxes	522	(16)	407	913
Income tax (expense) benefit	(201)	16	(159)	(344)
Net earnings (loss)	321	—	248	569
Less net earnings (loss) attributable to the noncontrolling interests	123	—	—	123
Net earnings (loss) attributable to Liberty stockholders	$198	—	248	446

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2017

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$374	(51)	(123)	200
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	177	26	184	387
Stock-based compensation	71	8	18	97
Share of (earnings) loss of affiliates, net	2	(4)	(10)	(12)
Unrealized (gains) losses on intergroup interest, net	—	31	(31)	—
Realized and unrealized (gains) losses on financial instruments, net	—	—	61	61
Noncash interest expense	3	1	2	6
Losses (gains) on dilution of investment in affiliate	—	—	(2)	(2)
Deferred income tax expense (benefit)	215	23	(62)	176
Intergroup tax allocation	(9)	(33)	42	—
Intergroup tax payments	4	15	(19)	—
Other charges (credits), net	2	(3)	(1)	(2)
Changes in operating assets and liabilities
Current and other assets	(15)	(51)	29	(37)
Payables and other liabilities	(39)	24	(120)	(135)
Net cash provided (used) by operating activities	785	(14)	(32)	739
Cash flows from investing activities:
Investments in and loans to cost and equity investees	(434)	(2)	(6)	(442)
Cash proceeds from sale of investments	—	5	1	6
Net cash paid for the acquisition of Formula 1	—	—	(1,647)	(1,647)
Capital expended for property and equipment	(119)	(145)	(2)	(266)
Other investing activities, net	(114)	5	(10)	(119)
Net cash provided (used) by investing activities	(667)	(137)	(1,664)	(2,468)
Cash flows from financing activities:
Borrowings of debt	980	214	1,403	2,597
Repayments of debt	(376)	(42)	(1,373)	(1,791)
Proceeds from issuance of Series C Liberty Formula One common stock	—	—	1,938	1,938
Subsidiary shares repurchased by subsidiary	(784)	—	—	(784)
Cash dividends paid by subsidiary	(30)	—	—	(30)
Taxes paid in lieu of shares issued for stock-based compensation	(29)	—	(3)	(32)
Other financing activities, net	7	—	1	8
Net cash provided (used) by financing activities	(232)	172	1,966	1,906
Effect of foreign exchange rate changes on cash and cash equivalents	—	—	5	5
Net increase (decrease) in cash and cash equivalents	(114)	21	275	182
Cash and cash equivalents at beginning of period	287	107	168	562
Cash and cash equivalents at end of period	$173	128	443	744

STATEMENT OF CASH FLOWS INFORMATION

Six months ended June 30, 2016

(unaudited)

	Attributed (note 1)
	Liberty
	SiriusXM	Braves	Formula One	Consolidated
	Group	Group	Group	Liberty
	amounts in millions
Cash flows from operating activities:
Net earnings (loss)	$321	—	248	569
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation and amortization	156	18	6	180
Stock-based compensation	54	4	10	68
Share of (earnings) loss of affiliates, net	(9)	(4)	7	(6)
Unrealized (gains) losses on intergroup interest, net	—	(27)	27	—
Realized and unrealized (gains) losses on financial instruments, net	—	—	40	40
Noncash interest expense	3	(2)	(1)	—
Losses (gains) on dilution of investment in affiliate	—	—	2	2
Deferred income tax expense (benefit)	192	(20)	6	178
Intergroup tax allocation	3	(4)	1	—
Other charges (credits), net	23	3	(5)	21
Changes in operating assets and liabilities
Current and other assets	7	(60)	2	(51)
Payables and other liabilities	34	111	116	261
Net cash provided (used) by operating activities	784	19	459	1,262
Cash flows from investing activities:
Investments in and loans to cost and equity investees	—	(8)	(3)	(11)
Cash proceeds from sale of investments	—	—	58	58
Capital expended for property and equipment	(67)	(93)	—	(160)
Purchases of short term investments and other marketable securities	—	—	(258)	(258)
Sales of short term investments and other marketable securities	—	—	273	273
Other investing activities, net	(4)	(10)	26	12
Net cash provided (used) by investing activities	(71)	(111)	96	(86)
Cash flows from financing activities:
Borrowings of debt	1,387	66	—	1,453
Repayments of debt	(744)	(71)	(1)	(816)
Intergroup (payments) receipts	9	(34)	25	—
Shares repurchased by subsidiary	(996)	—	—	(996)
Proceeds from Liberty Braves common stock rights offering	—	203	—	203
Taxes paid in lieu of shares issued for stock-based compensation	(6)	—	(4)	(10)
Other financing activities, net	51	64	(97)	18
Net cash provided (used) by financing activities	(299)	228	(77)	(148)
Net increase (decrease) in cash and cash equivalents	414	136	478	1,028
Cash and cash equivalents at beginning of period	112	13	76	201
Cash and cash equivalents at end of period	$526	149	554	1,229

Notes to Attributed Financial Information (Continued)

(unaudited)

(1)

As discussed in note 2 of the accompanying condensed consolidated financial statements, on April 15, 2016 Liberty completed a recapitalization of Liberty Media Corporation’s (“Liberty” or the “Company”) common stock into three new tracking stock groups, one designated as the Liberty Braves common stock, one designated as the Liberty Media common stock and one designated as the Liberty SiriusXM common stock (the “Recapitalization”). The attributed financial information is presented herein on a pro forma basis for the six months ended June 30, 2017 and 2016 as if the Recapitalization had been completed as of January 1, 2016.   Upon completion of the Second Closing of the acquisition of Formula 1 on January 23, 2017, as discussed below, the Liberty Media Group was renamed the Liberty Formula One Group (the “Formula One Group”).

A tracking stock is a type of common stock that the issuing company intends to reflect or "track" the economic performance of a particular business or "group," rather than the economic performance of the company as a whole. While the Liberty SiriusXM Group, Liberty Braves Group (the “Braves Group”) and Formula One Group have separate collections of businesses, assets and liabilities attributed to them, no group is a separate legal entity and therefore cannot own assets, issue securities or enter into legally binding agreements. Therefore, the Liberty SiriusXM Group, Braves Group and Formula One Group do not represent separate legal entities, but rather represent those businesses, assets and liabilities that have been attributed to each respective group. Holders of tracking stock have no direct claim to the group's stock or assets and therefore, do not own, by virtue of their ownership of a Liberty tracking stock, any equity or voting interest in a public company, such as Sirius XM Holdings Inc. (“SIRIUS XM”) or Live Nation Entertainment, Inc. (“Live Nation”), in which Liberty holds an interest and that is attributed to a Liberty tracking stock group, such as the Liberty SiriusXM Group or the Formula One Group. Holders of tracking stock are also not represented by separate boards of directors. Instead, holders of tracking stock are stockholders of the parent corporation, with a single board of directors and subject to all of the risks and liabilities of the parent corporation.

The Liberty SiriusXM Group is comprised of our consolidated subsidiary, SIRIUS XM, corporate cash and its margin loan obligation incurred by a wholly-owned special purpose subsidiary of Liberty. As of June 30, 2017, the Liberty SiriusXM Group has cash and cash equivalents of approximately $173 million, which includes $43 million of subsidiary cash.

The Braves Group is comprised of our consolidated subsidiary, Braves Holdings, LLC (“Braves Holdings”), which indirectly owns the Atlanta Braves Major League Baseball Club (“ANLBC”) and certain assets and liabilities associated with ANLBC’s stadium and mixed use development project (the “Development Project”) and cash. Also upon the Recapitalization, Liberty had attributed to the Braves Group all liabilities arising under a note obligation from Braves Holdings to Liberty, with a total borrowing capacity of up to $165 million by Braves Holdings (the “Intergroup Note”) relating to funds borrowed and used for investment in the Development Project. $150 million was outstanding under the Intergroup Note which was repaid during June 2016 using proceeds from the subscription rights offering (as described in more detail below), and the Intergroup Note agreement was cancelled. The remaining proceeds from the rights offering were attributed to the Braves Group. As of June 30, 2017, the Braves Group has cash and cash equivalents of approximately $128 million, which includes subsidiary cash.

The Formula One Group is comprised of all of the businesses, assets and liabilities of Liberty other than those specifically attributed to the Liberty SiriusXM Group or the Braves Group, including Liberty’s interests in Live Nation Entertainment, Inc. (“Live Nation”), minority equity investments in Time Warner Inc. (“Time Warner”), Viacom, Inc. (“Viacom”) and Formula 1,  the Intergroup Note, the recovery received in connection with the Vivendi lawsuit, cash, an intergroup interest in the Braves Group as well as Liberty’s 1.375% Cash Convertible Notes due 2023 and related financial instruments,  the 2.25% Exchangeable Senior Debentures due 2046 and the 1% Cash Convertible Notes due 2023.  As discussed in more detail in note 3, on September 7, 2016 Liberty, through its indirect wholly owned subsidiary Liberty GR Cayman Acquisition Company, entered into two definitive stock purchase agreements relating to the acquisition of Delta Topco Limited (“Delta Topco”), the parent company of Formula 1, a global motorsports business. The transactions contemplated by the first purchase agreement were completed on September 7, 2016 and provided for the acquisition of slightly less than a 20% minority stake in Formula 1 on an undiluted basis. On October 27, 2016 under the terms of the first purchase agreement, Liberty acquired an additional incremental equity interest of Delta Topco, maintaining

Notes to Attributed Financial Information (Continued)

(unaudited)

Liberty’s investment in Delta Topco on an undiluted basis and increasing slightly to 19.1% on a fully diluted basis.  Liberty’s interest in Delta Topco and by extension Formula 1 was  attributed to the Formula One Group. Liberty acquired 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams, in a closing under the second purchase agreement (and following the unwind of the first purchase agreement) on January 23, 2017 (the “Second Closing”).  Liberty’s acquired interest in Formula 1, along with existing Formula 1 cash and debt (which is non-recourse to Liberty), was attributed to the Formula One Group upon completion of the Second Closing.  As of June 30, 2017, the Formula One Group has cash and cash equivalents of approximately $443 million, which includes $297 million of cash held by Formula 1.

Following the creation of the new tracking stocks, Liberty distributed to holders of its Liberty Braves common stock subscription rights to acquire shares of Series C Liberty Braves common stock to raise capital to repay the Intergroup Note and for working capital purposes. The rights offering was fully subscribed on June 16, 2016 with 15,833,634 shares of Series C Liberty Braves common stock issued at a price per share of $12.80 to those rights holders exercising basic and, if applicable, oversubscription privileges. Approximately $150 million of the proceeds from the rights offering were used to repay the amount outstanding on the Intergroup Note and accrued interest to Liberty. The remaining proceeds will be used for future development costs attributed to the Braves Group. In September 2016, the Internal Revenue Service completed its review of the distribution of the Series C Liberty Braves subscription rights and notified Liberty that it agreed with the nontaxable characterization of the distribution.

(2)

As part of the Recapitalization, the Formula One Group initially held a 20% intergroup interest in the Braves Group. As a result of the rights offering, the number of notional shares underlying the intergroup interest was adjusted to 9,084,940, representing a 15.5% intergroup interest in the Braves Group as of June 30, 2017. The intergroup interest is a quasi-equity interest which is not represented by outstanding shares of common stock; rather, the Formula One Group has an attributed value in the Braves Group which is generally stated in terms of a number of shares of stock issuable to the Formula One Group with respect to its interest in the Braves Group. Each reporting period, the notional shares representing the intergroup interest are marked to fair value. The change in fair value is recorded in the Unrealized gain (loss) on intergroup interest line item in the unaudited attributed condensed consolidated statements of operations. The Formula One Group’s intergroup interest is reflected in the Investment in intergroup interest line item, and the Braves Group liability for the intergroup interest is reflected in the Redeemable intergroup interest line item in the unaudited attributed condensed consolidated balance sheets. Both accounts are presented as noncurrent, as there are currently no plans for the settlement of the intergroup interest. Appropriate eliminating entries are recorded in the Company’s consolidated financial statements.

As the notional shares underlying the intergroup interest are not represented by outstanding shares of common stock, such shares have not been officially designated Series A, B or C Liberty Braves common stock. However, Liberty has assumed that the notional shares (if and when issued) would be comprised of Series C Liberty Braves common stock in order to not dilute voting percentages. Therefore, the market price of Series C Liberty Braves common stock is used for the quarterly mark-to-market adjustment through the unaudited attributed condensed consolidated statements of operations.

The intergroup interest will remain outstanding until the redemption of the outstanding interest, at the discretion of the Company’s Board of Directors, through transfer of securities, cash and/or other assets from the Braves Group to the Formula One Group.

Notes to Attributed Financial Information (Continued)

(unaudited)

(3)	Investments in AFS securities, which are recorded at their respective fair market values, and other cost investments are summarized as follows:

	June 30, 2017	December 31, 2016
	amounts in millions
Liberty SiriusXM Group
Fair Value Option Securities
Pandora (a)	$173	—
Total attributed Liberty SiriusXM Group	173	—

Braves Group
Other AFS and cost investments	8	8
Total attributed Braves Group	8	8

Formula One Group
Fair Value Option Securities
Time Warner (b)	427	411
Viacom	62	65
Other equity securities	19	13
Total Fair Value Option Securities	508	489
AFS and cost investments
Formula 1 (c)	—	759
Other AFS and cost investments	61	53
Total AFS and cost investments	61	812
Total attributed Formula One Group	569	1,301

Consolidated Liberty	$750	1,309

(a)

On June 9, 2017, a subsidiary of SIRIUS XM entered into an agreement to purchase $480 million in newly issued Series A convertible preferred stock of Pandora. Pandora operates the world's most powerful internet-based music discovery platform, offering a personalized experience for listeners. SIRIUS XM purchased $172.5 million of Series A preferred stock upon execution of the agreement and has agreed to purchase the balance of the Series A preferred stock at a second closing. Upon completion of the second closing, the Series A preferred stock would represent a stake of 19% of Pandora's currently outstanding common stock and a 16% stake on an as-converted basis. The investment includes a mandatory redemption feature on any date after the fifth anniversary of the second closing and therefore the financial instrument has been treated as a debt security. SIRIUS XM has elected to account for this investment under the fair value option.

(b)

Shares of Time Warner, which are attributed to the Formula One Group, are pledged as collateral pursuant to the Braves Holdings mixed-use development facility, which is attributed to the Braves Group. See note 5 below for details regarding the number and fair value of shares pledged as collateral pursuant to the Braves Holdings mixed-use development facility as of June 30, 2017.

(c)

Liberty acquired 100% of the fully diluted equity interests of Delta Topco, other than a nominal number of shares held by certain Formula 1 teams, in the Second Closing. Prior to completion of the Second Closing, CVC continued to be the controlling shareholder of Formula 1, and Liberty did not have any voting interests or board representation in Formula 1. As a result, we concluded that we did not have significant influence over Formula 1, and therefore our initial investment in Formula 1 was accounted for as a cost investment until the completion of the Second Closing, at which time we began consolidating Formula 1. See details regarding the Second Closing in note 3 of the accompanying condensed consolidated financial statements.

Notes to Attributed Financial Information (Continued)

(unaudited)

(4)	The following table presents information regarding certain equity method investments attributed to each of the Liberty SiriusXM Group, Braves Group and Formula One Group:

	June 30, 2017			December 31, 2016
	Percentage	Market	Carrying	Carrying
	ownership	Value	amount	amount
	dollar amounts in millions
Liberty SiriusXM Group
SIRIUS XM Canada	70%	$ NA	$610	164
Total Liberty SiriusXM Group			610	164

Braves Group
Other	various	NA	47	61
Total Braves Group			47	61

Formula One Group
Live Nation	34%	$2,427	755	731
Other	various	NA	164	161
Total Formula One Group			919	892
Consolidated Liberty			$1,576	1,117

SIRIUS XM Canada

In the acquisition of a controlling interest in SIRIUS XM on January 18, 2013, Liberty acquired an interest in Sirius XM Canada Holdings, Inc. (“SIRIUS XM Canada”) which SIRIUS XM accounts for as an equity method affiliate. Liberty recognized the investment at fair value, based on the market price per share (Level 1), on the date of acquisition.

On May 25, 2017, SIRIUS XM completed a recapitalization of SIRIUS XM Canada, now a privately held corporation. SIRIUS XM now holds a 70% equity interest and 33% voting interest in SIRIUS XM Canada, with the remainder of the voting power and equity interest held by two of SIRIUS XM Canada’s previous shareholders.  The total consideration from SIRIUS XM to SIRIUS XM Canada, excluding transaction costs, during the three and six months ended June 30, 2017 was $309 million, which included $130 million in cash and SIRIUS XM issued 35 million shares of its common stock with an aggregate value of $179 million to the holders of the shares of SIRIUS XM Canada acquired in the transaction.  SIRIUS XM received common stock, non-voting common stock and preferred stock of SIRIUS XM Canada.  SIRIUS XM owns a total of 591 million shares of preferred stock of SIRIUS XM Canada, which has a liquidation preference of one Canadian dollar per share. SIRIUS XM Canada is accounted for as an equity method investment as it does not have the ability to direct the most significant activities that impact SIRIUS XM Canada's economic performance

SIRIUS XM also made a contribution in the form of a loan to SIRIUS XM Canada in the aggregate amount of $131 million on May 25, 2017.  The loan is denominated in Canadian dollars and is considered a long-term investment with any unrealized gains or losses reported within Accumulated other comprehensive (loss) income.  Such loan has a term of fifteen years, bears interest at a rate of 7.62% per annum and includes customary covenants and events of default, including an event of default relating to SIRIUS XM Canada’s failure to maintain specified leverage ratios.  In addition, the terms of the loan require SIRIUS XM Canada to prepay a portion of the outstanding principal amount of the loan within sixty days of the end of each fiscal year in an amount equal to any cash on hand in excess of C$10 million at the last day of the financial year if all target dividends have been paid in full.

SIRIUS XM also entered into a Services Agreement and an Advisory Services Agreement with SIRIUS XM Canada. Each agreement has a thirty year term. Pursuant to the Services Agreement, SIRIUS XM Canada will

Notes to Attributed Financial Information (Continued)

(unaudited)

pay SIRIUS XM 25% of its gross revenue on a monthly basis through December 31, 2021 and 30% of its gross revenue on a monthly basis thereafter.  Pursuant to the Advisory Services Agreement, SIRIUS XM Canada will pay SIRIUS XM 5% of its gross revenue on a monthly basis.  These agreements supersede and replace the existing agreements between SIRIUS XM Canada and its predecessors and SIRIUS XM.

(5)	Debt attributed to the Liberty SiriusXM Group, Braves Group and Formula One Group is comprised of the following:

	Outstanding	Carrying value
	Principal	June 30,	December 31,
	June 30, 2017	2017	2016
	amounts in millions
Liberty SiriusXM Group
Corporate level notes and loans:
Margin loans	$250	250	250
Subsidiary notes and loans:
SIRIUS XM 5.75% Senior Notes due 2021	600	597	596
SIRIUS XM 5.25% Senior Secured Notes due 2022	400	405	405
SIRIUS XM 4.25% Senior Notes due 2020	500	497	497
SIRIUS XM 4.625% Senior Notes due 2023	500	496	496
SIRIUS XM 6% Senior Notes due 2024	1,500	1,487	1,487
SIRIUS XM 5.375% Senior Notes due 2025	1,000	991	990
SIRIUS XM 5.375% Senior Notes due 2026	1,000	990	989
SIRIUS XM Credit Facility	1,000	1,000	390
SIRIUS XM leases	11	11	14
Less deferred financing costs	—	(7)	(7)
Total Liberty SiriusXM Group	6,761	6,717	6,107
Braves Group
Subsidiary notes and loans:
Notes and loans	511	511	338
Less deferred financing costs	—	(9)	(10)
Total Braves Group	511	502	328
Formula One Group
Corporate level notes and loans:
1.375% Cash Convertible Notes due 2023	1,000	1,177	1,076
1% Cash Convertible Notes due 2023	450	523	—
2.25% Exchangeable Senior Debentures due 2046	445	483	470
Live Nation Margin Loan	350	350	—
Other	35	36	37
Subsidiary notes and loans:
Bank Loans	3,402	3,417	—
Delta Topco Exchangeable Notes	351	335	—
Less deferred financing costs		(16)	—
Total Formula One Group	6,033	6,305	1,583
Total debt	$13,305	13,524	8,018
Less debt classified as current		(5)	(5)
Total long-term debt		13,519	8,013

Notes to Attributed Financial Information (Continued)

(unaudited)

Margin Loans

$750 Million Margin Loan due 2018

During October 2016, Liberty refinanced a margin loan arrangement for a similar financial instrument with a term loan of $250 million and a $500 million undrawn line of credit, which is scheduled to mature during October 2018. The new term loan and any drawn portion of the revolver carries an interest rate of LIBOR plus 1.75% with the undrawn portion carrying a fee of 0.75%. Other terms of the agreement were substantially similar to the previous arrangement. Borrowings outstanding under this margin loan bore interest at a rate of 2.90% per annum at June 30, 2017. As of June 30, 2017, availability under the revolving line of credit was $500 million. 1,138.4 million shares of SIRIUS XM common stock held by Liberty with a value of $6,227 million were pledged as collateral to the $750 million margin loan due 2018 as of June 30, 2017. The margin loan contains various affirmative and negative covenants that restrict the activities of the borrower. The margin loan does not include any financial covenants.

Live Nation Margin Loan

On November 8, 2016, LMC LYV, LLC, a wholly-owned subsidiary of Liberty, entered into a margin loan agreement with an availability of $500 million with various lender parties (the “Live Nation Margin Loan”). This margin loan has a two year term and bears interest at a rate of LIBOR plus 2.25% and contains an undrawn commitment fee of 0.75% per annum. Borrowings outstanding under this margin loan bore interest at a rate of 3.40% per annum at June 30, 2017. Interest on the term loan is payable on the first business day of each calendar quarter. This loan was undrawn as of December 31, 2016. On January 20, 2017, LMC LYV, LLC drew $350 million under the margin loan, and the proceeds were used for the Second Closing, as discussed in note 3 to the accompanying condensed consolidated financial statements. As of June 30, 2017, availability under the Live Nation Margin Loan was $150 million. 53.7 million shares of the Company’s Live Nation common stock with a value of $1,873 million and 1.9 million shares of the Company’s Viacom common stock with a value of $62 million were pledged as collateral to the loan as of June 30, 2017.

Braves Holdings Notes

In 2014, Braves Holdings, through a wholly-owned subsidiary, purchased 82 acres of land for the purpose of constructing a Major League Baseball facility and development of a mixed-use complex adjacent to the ballpark.  The new facility is expected to cost approximately $672 million and Braves Holdings expects to spend approximately $50 million in other costs and equipment related to the new ballpark.  Funding for the ballpark will be split between Braves Holdings, Cobb County, the Cumberland Improvement District (the “CID”) and Cobb-Marietta Coliseum and Exhibit Hall Authority (the “Authority”). The CID, Cobb County and the Authority were responsible for funding $392 million of ballpark related construction, and Braves Holdings is responsible for the remainder of cost, including cost overruns.  The Authority issued $368 million in bonds during September 2015. Braves Holdings received $103 million of the bond proceeds during September 2015 as reimbursement for project costs paid for by Braves Holdings prior to the funding of the bonds. Funding for ballpark initiatives by Braves Holdings has come from cash reserves and utilization of two credit facilities.

During September 2015, Braves Holdings entered into a $345 million term loan (the “Braves Term Loan”). The Braves Term Loan initially bore interest at LIBOR plus an applicable spread between 1.50% and 1.75% per annum (based on the debt service coverage ratio) and an unused commitment fee of 0.35% per annum based on the average daily unused portion of the Braves Term Loan, payable quarterly in arrears. In connection with entering into the Braves Senior Secured Note during August 2016 (discussed below), Braves Holdings partially repaid and reduced the capacity on the Braves Term loan from $345 million to $130 million. The interest rate on the Braves Term Loan was 2.80% as of June 30, 2017. The Braves Term Loan is scheduled to mature during August 2021. In connection with entering into the Braves Term Loan, Braves Holdings partially repaid and reduced the capacity on one of the credit facilities from $250 million to $85 million for a total capacity under the credit facilities of $185 million. As of June 30, 2017, the weighted average interest rate on the credit facilities was 2.20%. As of June 30, 2017, Braves Holdings has borrowed approximately $161 million under the Braves Term Loan and two facilities.

Notes to Attributed Financial Information (Continued)

(unaudited)

During August 2016, a subsidiary of Braves Holdings entered into a $200 million senior secured note which was funded during October 2016 (the “Braves Senior Secured Note”). The Braves Senior Secured Note bears interest at 3.77% per annum, payable semi-annually in arrears. The Braves Senior Secured Note is scheduled to mature during August 2041. The proceeds from the Braves Senior Secured Note were used to partially repay the Braves Term Loan and to finance the stadium construction.

Due to Braves Holdings providing the initial funding of the project and its ownership of the land during the initial construction period, until the initial reimbursement by the Authority during September 2015 at which time the land was conveyed to the Authority, Braves Holdings was deemed the owner (for accounting purposes) of the stadium during the construction period and costs were classified as construction in progress (“CIP”), within the Property and equipment, net line item. Costs of the project were captured in CIP along with a corresponding financing obligation, reported in other liabilities, for amounts funded by the Authority. At the end of the construction period in March 2017, the Company performed an analysis and determined that due to Braves Holdings’ continuing involvement with the property as a result of the purchase option at the end of the lease term, the stadium did not qualify for sale-leaseback accounting treatment. Accordingly, Braves Holdings applied the financing method of accounting whereby Braves Holdings began making license payments and amortizing the financing obligation to the Authority using the effective interest rate method over a 30 year term. The stadium was reclassified from CIP and placed into service on March 31, 2017. Also at this time, Braves Holdings began depreciating the stadium over a 45 year estimated useful life.

In addition, Braves Holdings through affiliated entities and outside development partners are in the process of developing land around the ballpark for a mixed-use complex that is expected to feature retail, residential, office, hotel and entertainment opportunities. The estimated cost for mixed-use development is $558 million, of which Braves Holdings affiliated entities are expected to fund approximately $470 million through a mix of approximately $200 million in equity and $270 million in new debt. In December 2015, certain subsidiaries of Braves Holdings entered into three separate credit facilities totaling $207 million to fund a portion of the mixed use development costs. The maturity dates of the facilities range between December 2018 and December 2019, and all of the facilities contain two year extension options. Interest rates on the facilities bear interest at LIBOR plus an applicable spread between 2.0% and 2.6%, with certain step-downs upon lease of the mixed use facilities at the completion of construction. As of June 30, 2017,  $131 million was drawn on these facilities with a weighted average interest rate of 3.16%.

As discussed in note 3 above, 464 thousand Time Warner shares were pledged as collateral to the mixed use facilities. The fair value of the shares pledged as of June 30, 2017 was $47 million. Shares of Time Warner are held by the Formula One Group. Following the Recapitalization, the Company’s Board of Directors approved an amount payable by the Braves Group to pay the Formula One Group in order to reflect the credit support provided by the assets of the Formula One Group used as collateral for the credit facility obligations of the Braves Group. The amount of this obligation is determined and paid quarterly in arrears, based on the average share price of Time Warner common stock each period. This inter-group arrangement is recorded through the Intergroup payable (receivable) line item in the condensed consolidated attributed balance sheets and through the Interest expense line item in the condensed consolidated statements of operations and eliminated in consolidation. The total amount payable is expected to be less than $1 million each annual period.

In August 2016, a subsidiary of Braves Holdings entered into a credit facility with an availability of $30 million to fund a portion of the entertainment venue as part of the mixed use development. This facility matures during August 2020 and contains one twelve month extension option. The credit facility bears interest at LIBOR plus 3.25%, with a step-down upon completion of construction. As of June 30, 2017, the interest rate on this facility was 4.23%, and $19 million was drawn.

As of June 30, 2017, approximately $692 million has been spent to-date on the baseball facility, of which approximately $390 million of funding has been provided by the Authority, and $374 million has been spent to date on the mixed-use development.

Notes to Attributed Financial Information (Continued)

(unaudited)

1.375% Cash Convertible Notes due 2023

On October 17, 2013, Liberty issued $1 billion aggregate principal amount of 1.375% Cash Convertible Senior Notes due 2023 ("Convertible Notes").  The Convertible Notes will mature on October 15, 2023 unless earlier repurchased by us or converted.  Interest on the Convertible Notes is payable semi-annually in arrears on April 15 and October 15 of each year at a rate of 1.375% per annum. All conversion of the Convertible Notes will be settled solely in cash, and not through the delivery of any securities. Prior to the Recapitalization, the conversion rate was adjusted to 21.0859 shares of Series A Liberty Media Corporation common stock per $1,000 principal amount of Convertible Notes with an equivalent conversion price of $47.43 per share of Series A Liberty Media Corporation common stock. Holders of the Convertible Notes may convert their notes at their option at any time prior to the close of business on the second business day immediately preceding the maturity date of the notes under certain circumstances. Liberty has elected to account for this instrument using the fair value option.  Accordingly, changes in the fair value of this instrument are recognized as unrealized gains (losses) in the statement of operations.  As of June 30, 2017, the Convertible Notes are classified as a long term liability in the condensed consolidated balance sheet, as the conversion conditions have not been met.

As a result of the Recapitalization, as discussed in note 1, the Convertible Notes are convertible into cash based on the product of the conversion rate specified in the indenture and the basket of tracking stocks into which each outstanding share of Series A Liberty Media Corporation common stock has been reclassified (the “Securities Basket”). The supplemental indenture entered into on April 15, 2016 in connection with the Recapitalization amends the conversion, adjustment and other provisions of the indenture to give effect to the Recapitalization and provides that the conversion consideration due upon conversion of any Convertible Note shall be determined as if references in the indenture to one share of Series A Liberty Media Corporation common stock were instead a reference to the Securities Basket, initially consisting of 0.10 of a share of Series A Liberty Braves common stock, 1.0 share of Series A Liberty SiriusXM common stock and 0.25 of a share of Series A Liberty Formula One common stock. The Series A Liberty Braves common stock component of the Securities Basket was adjusted to 0.1087 pursuant to anti-dilution adjustments arising out of the distribution of subscription rights to purchase shares of Series C Liberty Braves common stock made to all holders of Liberty Braves common stock.

Additionally, contemporaneously with the issuance of the Convertible Notes, Liberty entered into privately negotiated cash convertible note hedges and purchased call options (the “Bond Hedge Transaction”). The Bond Hedge Transaction is expected to offset potential cash payments Liberty would be required to make in excess of the principal amount of the Convertible Notes, upon conversion of the notes in the event that the volume-weighted average price per share of the Series A Liberty Media Corporation common stock, as measured under the cash convertible note hedge transactions on each trading day of the relevant cash settlement averaging period or other relevant valuation period, is greater than the strike price of Series A Liberty Media Corporation common stock, which corresponded to the initial conversion price of the Convertible Notes. In connection with the Recapitalization and the entry into the supplemental indenture on April 15, 2016, Liberty entered into amendments to the Bond Hedge Transaction with each of the counterparties to reflect the adjustments resulting from the Recapitalization. As of the effective date of the Recapitalization, the Bond Hedge Transaction covered, in the aggregate, 5,271,475 shares of Series A Liberty Formula One common stock, 21,085,900 shares of Series A Liberty SiriusXM common stock and 2,108,590 shares of Series A Liberty Braves common stock, subject to anti-dilution adjustments pertaining to the Convertible Notes, which was equal to the aggregate number of shares comprising the Securities Basket underlying the Convertible Notes at that time. The aggregate number of shares of Series A Liberty Braves common stock relating to the Bond Hedge Transaction was increased to 2,292,037, pursuant to anti-dilution adjustments arising out of the rights distribution (note 2).  The expiration of these instruments is October 15, 2023. The fair value of these instruments is included in Other assets, at cost, net of accumulated amortization as of June 30, 2017 and December 31, 2016 in the accompanying condensed consolidated balance sheets, with changes in the fair value recorded as unrealized gains (losses) on financial instruments in the accompanying condensed consolidated statements of operations.

Concurrently with the Convertible Notes and Bond Hedge Transaction, Liberty also entered into separate privately negotiated warrant transactions under which Liberty sold warrants relating to the same number of shares of common stock as underlie the Bond Hedge Transaction, subject to anti-dilution adjustments (“Warrant Transactions”). The first expiration date of the warrants is January 16, 2024 and expire over a period covering

Notes to Attributed Financial Information (Continued)

(unaudited)

81 days thereafter. Liberty may elect to settle its delivery obligation under the Warrant Transactions with cash. In connection with the Recapitalization, Liberty entered into amendments to the warrant transactions with each of the option counterparties to reflect the adjustments to the Warrant Transactions resulting from the Recapitalization (“Amended Warrant Transactions”).  As of the effective date of the Recapitalization, the Amended Warrant Transactions covered, in the aggregate, 5,271,475 shares of Series A Liberty Formula One common stock, 21,085,900 shares of Series A Liberty SiriusXM common stock and 2,108,590 shares of Series A Liberty Braves common stock, subject to anti-dilution adjustments. The aggregate number of shares of Series A Liberty Braves common stock relating to the Amended Warrant Transactions was increased to 2,292,037, pursuant to anti-dilution adjustments arising out of the rights distribution. The strike price of the warrants was adjusted, as a result of the Recapitalization, to $61.16 per share. The Amended Warrant Transactions may have a dilutive effect with respect to the shares comprising the Securities Basket underlying the warrants to the extent that the settlement price exceeds the strike price of the warrants, and the warrants are settled in shares comprising such Securities Basket. The warrants were recorded in equity at the Formula One Group.

1% Cash Convertible Notes due 2023

In connection with the Second Closing on January 23, 2017, Liberty issued $450 million convertible cash notes at an interest rate of 1% per annum, which are convertible, under certain circumstances, into cash based on the trading prices of the underlying shares of Series C Liberty Formula One common stock and mature on January 30, 2023 (the ‘‘1% Convertible Notes’’). The initial conversion rate for the notes will be 27.1091 shares of Series C Liberty Formula One common stock per $1,000 principal amount of notes, equivalent to an initial conversion price of approximately $36.89 per share of Series C Liberty Formula One common stock. The conversion of the 1% Convertible Notes will be settled solely in cash, and not through the delivery of any securities. As discussed in note 3, Liberty used a portion of the net proceeds of the 1% Convertible Notes to fund an increase to the cash consideration payable to the selling shareholders of Formula 1 by approximately $400 million.

2.25% Exchangeable Senior Debentures due 2046

On August 17, 2016, Liberty closed a private offering of approximately $445 million aggregate principal amount of its 2.25% exchangeable senior debentures due 2046 (the “2.25% Exchangeable Senior Debentures due 2046”). Upon an exchange of debentures, Liberty, at its option, may deliver Time Warner common stock, cash or a combination of Time Warner common stock and cash. The number of shares of Time Warner common stock attributable to a debenture represents an initial exchange price of approximately $104.55 per share. A total of approximately 4.25 million shares of Time Warner common stock are attributable to the debentures. Interest is payable quarterly on March 31, June 30, September 30 and December 31 of each year, commencing December 31, 2016. The debentures may be redeemed by Liberty, in whole or in part, on or after October 5, 2021. Holders of the debentures also have the right to require Liberty to purchase their debentures on October 5, 2021. The redemption and purchase price will generally equal 100% of the adjusted principal amount of the debentures plus accrued and unpaid interest.

The debentures, as well as the associated cash proceeds, were attributed to the Formula One Group. Liberty used the net proceeds of the offering for the acquisition of an investment in Formula 1 during September 2016, as further described in note 3. Liberty has elected to account for the debentures using the fair value option. Accordingly, changes in the fair value of these instruments are recognized as unrealized gains (losses) in the condensed consolidated statements of operations.

On October 22, 2016, AT&T Inc. (“AT&T”) and Time Warner announced that they have entered into a definitive agreement under which AT&T will acquire Time Warner in a stock-and-cash transaction. The transaction is expected to close before year-end 2017, subject to approval by Time Warner shareholders and review by the U.S. Department of Justice, as well as potential review by the FCC. If the acquisition is consummated, in accordance with the terms of the indenture governing the 2.25% Exchangeable Senior Debentures due 2046, the cash portion of the acquisition consideration will be paid as an extraordinary additional distribution to holders of debentures and the stock portion of the acquisition consideration will become reference shares attributable to the debentures. Additionally, if the acquisition is consummated, any

Notes to Attributed Financial Information (Continued)

(unaudited)

amount of excess regular quarterly cash dividends paid on the AT&T reference shares will be distributed by the Company to holders of the debentures as an additional distribution.

Delta Topco Limited Exchangeable Redeemable Loan Notes

As discussed in note 3 to the accompanying condensed consolidated financial statements, in connection with the Second Closing on January 23, 2017, Delta Topco issued $351 million in subordinated exchangeable debt instruments upon the conversion of certain outstanding Delta Topco loan notes. The Delta Topco Exchangeable Notes bear interest at 2% per annum, mature in July 2019 and are exchangeable into cash or newly issued shares of Series C Liberty Formula One common stock, at the election of the Company. Interest is payable by either, at the discretion of Delta Topco, (i) issuing payment-in-kind notes or (ii) cash. The Delta Topco Exchangeable Notes are attributed to the Formula One Group.

The Delta Topco Exchangeable Notes may be exchanged at the option of the noteholder into shares of Series C Liberty Formula One common stock, subject to Delta Topco’s right to instead redeem such Delta Topco Exchangeable Notes for cash. At any time when the total principal amount of the Delta Topco Exchangeable Notes outstanding and owned by the noteholder or its affiliates is less than the total principal amount originally issued to such noteholder, then Delta Topco will have the right to require the noteholder to exchange any or all of such noteholder’s Delta Topco Exchangeable Notes for shares of Series C Liberty Formula One common stock or cash (at Delta Topco’s election). Additionally, if a noteholder proposes to transfer any of its Delta Topco Exchangeable Notes to a person other than a permitted transferee, then Delta Topco will have the option to redeem such Delta Topco Exchangeable Notes for cash. However, if Delta Topco does not timely exercise its right to effect this redemption for cash, then the Delta Topco Exchangeable Notes proposed to be transferred will be automatically exchanged prior to transfer into shares of Series C Liberty Formula One common stock. Although the exact number of shares of Series C Liberty Formula One common stock which may become issuable upon any of these events cannot be predicted, if all Delta Topco Exchangeable Notes were tendered in connection with a noteholder optional exchange on July 22, 2019, which is just before the maturity date, the maximum number of shares of Series C Liberty Formula One common stock issuable upon the exchange would be approximately 15.7 million shares, assuming interest on the Delta Topco Exchangeable Notes is not issued in the form of payment-in-kind notes.

The debt host component of the Delta Topco Exchangeable Notes is recorded as debt while the embedded conversion option is recorded in additional paid-in capital as permanent equity, with the related premium amortized over the expected term of the loan, using the effective interest rate method. Upon settlement, the Company will record a true-up to additional paid-in capital for the amount and type (cash or shares of Series C Liberty Formula One common stock) of settlement. As the Company has the option to settle the liability in shares of Series C Liberty Formula One common stock, the debt host component is presented as a long-term liability in the Company’s condensed consolidated balance sheet as of June 30, 2017.

(6)

Cash compensation expense for our corporate employees is allocated among the Liberty SiriusXM Group, Braves Group and the Formula One Group based on the estimated percentage of time spent providing services for each group. On an annual basis estimated time spent is determined through an interview process and a review of personnel duties unless transactions significantly change the composition of companies and investments in either respective group which would require a timelier reevaluation of estimated time spent. Other general and administrative expenses are charged directly to the groups whenever possible and are otherwise allocated based on estimated usage or some other reasonably determined methodology. Following the Recapitalization, stock compensation related to each tracking stock is calculated based on actual awards outstanding.

While we believe that this allocation method is reasonable and fair to each group, we may elect to change the allocation methodology or percentages used to allocate general and administrative expenses in the future.

(7)

Except for the Intergroup Note between the Braves Group and the Formula One Group as discussed in note 1 and the intergroup arrangements regarding the securities held by the Formula One Group pledged as collateral pursuant to a loan at the Braves Group as discussed in note 4, the intergroup balance at June 30, 2017 and December 31, 2016 is primarily a result of timing of tax benefits.

Notes to Attributed Financial Information (Continued)

(unaudited)

Per the tracking stock tax sharing policies, consolidated income taxes arising from the Liberty SiriusXM Group in periods prior to the Recapitalization were not subject to tax sharing and were allocated to the Formula One Group. As such, the balance of the Intergroup tax payable between the Liberty SiriusXM Group and the Formula One Group was zero at the effective date of the Recapitalization and is accounted for on a go forward basis beginning on such date.

(8)

The Liberty SiriusXM common stock, Liberty Braves common stock and Liberty Formula One common stock have voting and conversion rights under our restated certificate of incorporation. Following is a summary of those rights. Holders of Series A common stock of each group are entitled to one vote per share, and holders of Series B common stock of each group are entitled to ten votes per share. Holders of Series C common stock of each group are entitled to 1/100th of a vote per share in certain limited cases and will otherwise not be entitled to vote. In general, holders of Series A and Series B common stock vote as a single class. In certain limited circumstances, the board may elect to seek the approval of the holders of only Series A and Series B Liberty SiriusXM common stock, only Series A and Series B Liberty Braves common stock, or only Series A and Series B Liberty Formula One common stock.

At the option of the holder, each share of Series B common stock of each group will be convertible into one share of Series A common stock of the same group. At the discretion of our board, the common stock related to one group may be converted into common stock of the same series that is related to another other group.